

January 18, 2013

Via E-mail
Mr. Paul McFeeters
Chief Financial Officer and Chief Administrative Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada N2L 0A1

      Re: Open Text Corporation
                   Form 10-K for the Fiscal Year Ended June 30, 2012
                   Filed August 10, 2012
                   File No. 000-27544

Dear Mr. McFeeters:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.   We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. In this regard, please consider quantifying the impact of the factors that had a material impact to changes in your results of operations, such as the effect of your acquisitions, increase in installed base, new customers or contracts, increase in the number of deals greater than $1 million or any other meaningful metric impacting a material change. Refer to Section III. B.4 of SEC Release 33-8350 for guidance.

Item 10. Directors, Executive Officer and Corporate Governance, page 42

2.   Please disclose the director who serves as the chair of the Corporate Governance and Nominating Committee.

Item 15. Exhibits and Financial Statement Schedules, page 76

3.   We note that the certifications by your Chief Executive Officer and Chief Financial Officer filed as Exhibits 31.1, 31.2, 32.1 and 32.2 reference the quarterly report on Form 10-Q rather than the annual report on Form 10-K. Please amend your filing to include revised certifications that identify the correct periodic report.

4.   As we are requesting amendment with respect to the officer certifications, please amend to also file Exhibit 23.1, Consent of Independent Registered Public Accounting Firm. We do note that the consent for the Form 10-K was included in a Form 8-K that was filed on September 5, 2012.

5.   We note that you filed the amended and restated credit agreement as an exhibit to a Form 8-K on November 9, 2011, but did not list the agreement in the exhibit index of the Form 10-K. The exhibit index for the Form 10-K must list each exhibit required in the Form 10-K even if it was previously filed. Please refer to Regulation S-K Compliance & Disclosure Interpretation 146.02 available on our website.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-

Mr. Paul McFeeters
Open Text Corporation
January 18, 2013
Page 3

3453 or, in her absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3735.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief